Exhibit 10.30

Severance Agreement

THIS SEVERANCE AGREEMENT (the “Severance Agreement”) is entered into as of October 20, 2025 (the “Effective Date”) between Ribbon Communications UK Limited (the “Company”) and Stephen McCaffery (“Executive” or “you”).

1.	Definitions. The following capitalized terms used herein shall have the following meanings:

(a)“Annual Bonus” means the annual variable cash compensation you may be eligible to receive as determined from time to time by the Company, subject to the Short-Term Incentive Compensation Plan (as amended from time to time), whether acting through Ribbon Communication Inc.’s ("Ribbon") Board of Directors (the “Board”), a committee thereof or otherwise, based on the achievement of certain Ribbon Entity and/or individual performance objectives.

(b)“Base Pay” means your annual base compensation, as determined from time to time by the Company, whether acting through the Board, a committee thereof or otherwise, regardless of whether all or any portion thereof may be deferred under any deferred compensation plan or program of the Company.

(c)“Cause” means termination of your employment by the Company upon the occurrence of any of the following: (i) your commission of bribery in violation of the Code of Conduct (or similar policy) of the Company or other Ribbon Entity employing you at the relevant time and/or local law and regulation including, without limitation, the UK Bribery Act, (ii) your engaging in acts in the course of your employment with any Ribbon Entity that constitute theft, fraud or embezzlement, (iii) your intentional or negligent misconduct which materially and adversely affects any Ribbon Entity and which is not cured (to the extent curable) within thirty (30) days following your receipt of written notice of such misconduct, (iv) your unauthorized disclosure of any Ribbon Entity's proprietary information of a confidential nature, which unauthorized disclosure has a material and adverse effect on any Ribbon Entity, (v) your material violation of any Ribbon Entity policy, agreement or procedure which is not cured (to the extent curable) within thirty (30) days following receipt of written notice of such violation, (vi) your excessive absenteeism, (vii) your material neglect of duty, (viii) your failure to devote substantially all of your working time to the business of the Ribbon Entities or to otherwise perform the duties of your position to the satisfaction of the Board (or your direct supervisor) which is not cured (to the extent curable) within thirty (30) days following receipt of written notice of such failure, (ix) your insubordination or failure to perform and carry out any directive of the Board (or your direct supervisor), (x) your abuse of alcohol, or unlawful use (including being under the influence) or possession of illegal drugs, at the premises of any Ribbon Entity or otherwise while performing (or holding yourself out as performing) services for or on behalf of any Ribbon Entity, (xi) your commission of any act that has resulted in (or could reasonably be expected to result in) conviction of a criminal offence involving moral turpitude, (xii) your failure to cooperate with any of the Ribbon Entities and/or their professional advisors in any investigation (whether internal or external) or any formal legal or investigative proceeding, or (xiii) your engagement in any conduct, including any violation of applicable law, that may reasonably result in material and adverse injury to the business or reputation of any Ribbon Entity or (xiv) any material breach of your Employment Contract. The determination of whether a termination of your employment is for Cause shall be made by the Board (or its designee) in its sole discretion.

(d)“Change in Control” shall have the meaning set forth in the Incentive Award Plan.

(e)“Change in Control Protection Period” means the period beginning on the date of the consummation of the Change in Control and ending on the first anniversary of such Change in Control.

(f)“Date of Termination” means the date of termination of your employment for any reason.

(g)"Employment Contract" means the contract of employment between you and the Company dated October 20, 2025, as amended from time to time.

(h)“Equity Awards” means all stock options, restricted stock units, performance stock units and such other equity-based awards granted pursuant to the Incentive Award Plan.  For the avoidance of doubt, “Equity Awards” shall not include any cash or cash-based awards granted pursuant to the Incentive Award Plan.

(i)“Good Reason” means:

i.	At any time other than the Change in Control Protection Period, the occurrence of one or more of the following conditions without your prior written consent: (A) a material reduction in your then-effective Base Pay (excluding any such reduction in connection with across-the-board Base Pay reductions for all or substantially all similarly situated employees), or (B) the relocation of your primary place of employment (currently your home address located at The Whitefields, Whitefield Road Stocktonheath, Cheshire, WA4 6NA (the "Home Address")) to a location more than 30 miles from the Home Address. For the avoidance of doubt (B) shall not include a move of primary location from the Home Address to the Company’s office currently located at 4 Maidenhead Office Park, Maidenhead, Berkshire, United Kingdom, SL6 3QH (“Maidenhead Office”) or vice versa; or

ii.	during the Change in Control Protection Period, the occurrence of one or more of the following conditions without your prior written consent: (A) a material reduction in your then-effective Base Pay or target Annual Bonus, (B) the relocation of your primary place of employment to a location (currently the Home Address) more than 30 miles from the Home Address. For the avoidance of doubt (B) shall not include a move of primary location from the Home Office to the Maidenhead Office or vice versa; (C) a material diminution in your authority, duties or responsibilities for the Ribbon Entities, or (D) any material breach of any written agreement by and between any Ribbon Entity and you;

provided that, in each case of subsections (i) and (ii), you shall not have Good Reason unless and until (x) you give the Company written notice describing the occurrence of Good Reason within 30 days after such occurrence first occurs, (y) such occurrence is not corrected by the Company within 30 days after the Company’s receipt of such notice, and (z) you resign from employment with the Company no later than 30 days after the expiration of such 30-day correction period.

(j)“Incapacity” means an illness (mental or physical) or incapacity, which results in you being unable to perform your duties as an employee of the Company for a period of one hundred eighty (180) days, whether or not consecutive, in any twelve (12) month period.

(k)“Incentive Award Plan” means Ribbon Communications Inc. ("Ribbon") 2019 Incentive Award Plan as amended from time to time (or any successor equity incentive plan of Ribbon).

(l)“Ribbon Entities” means Ribbon Communications Inc. and its direct and indirect subsidiaries.

(m)Severance Period" means (i) six (6) months beginning on the Date of Termination, if the Date of Termination is prior to the 18 month anniversary of your Start Date; and (ii) 12 months beginning on the Date of Termination, if the Date of Termination is on or after the two (2) year  anniversary of your Start Date.

2.	Term of Agreement. The term of this Severance Agreement will commence as of the Effective Date and shall continue in effect until the earlier of (a) the third anniversary of the Effective Date; and (b) the date on which all payments or benefits required to be made or provided hereunder have been made or provided in their entirety (the “Initial Term”). Notwithstanding the foregoing, (i) on the third anniversary of the Effective Date and on each subsequent anniversary thereafter, this Severance Agreement shall automatically renew and extend for a period of twelve (12) additional months (each such twelve (12)-month period, collectively with the Initial Term, the “Term”) unless written notice of non-renewal is delivered from either party to the other not less than six (6) months prior to the applicable date on which extension of the then-existing Term would occur, and (ii) in no event will the Term end prior to the first anniversary of the date of consummation a Change in Control.

3.	Termination and Eligibility for Severance.

(a)Accrued Benefits.  Upon any termination of your employment, you will be paid (i) any and all earned and unpaid portion of your Base Pay through the Date of Termination; (ii) any accrued but unused vacation pay owed to you in accordance with the Employment Contract;  and (iii) any allowable and unreimbursed business expenses incurred through the Date of Termination that are supported by appropriate documentation in accordance with the Company's applicable expense reimbursement policies. Hereafter, items (i) through (iii) in this Section 3 are referred to as “Accrued Benefits.'' If termination of your employment is for any reason other than (A) by the Company without Cause (other than due to death or Incapacity) or (B) by you for Good Reason, you will be entitled to receive only the Accrued Benefits.
(b)Severance Payment. Subject always to Sections 3(c), and 5 of the Agreement:
(i)If the Company terminates your employment without Cause (other than as a result of your death or Incapacity) or if you terminate your employment with Good Reason, in each case, outside of the Change in Control Protection Period, then, in addition to the Accrued Benefits, the Company or Ribbon (as appropriate) will provide you the following severance and related post-termination benefits:
(1)The Company shall, during the Severance Period, pay to you an amount equal to (A) your Base Pay as in effect immediately prior to the Date of Termination (or, in the case of termination by you with Good Reason due to material reduction in Base Pay in accordance with Section 1(j)(i), your Base Pay in effect immediately prior to such reduction) (such payment to be deemed to be inclusive of any applicable notice under your Employment Contract and/or any statutory redundancy payment which may be due) (the “Non-CIC Severance Payment”), and (B) an amount equal to the Annual Bonus you would have received, if any, had you remained employed through the end of the fiscal year in which the Date of Termination occurs, prorated based on the number of days you worked during such fiscal year and calculated based on actual achievement of the Ribbon Entity performance targets relating to such Annual Bonus (and assuming any individual, personal performance targets are achieved at target) (the “Pro Rata Bonus”);
(2)The Company shall pay you an amount equal to the aggregate sum of the Company's share of medical, dental and vision insurance premiums for you and your dependents for the Severance Period (as if you had remained employed and based on coverage as of immediately prior to termination). For the avoidance of doubt, if immediately prior to the termination of your employment you were required to contribute towards the cost of such premiums as a condition of receiving such insurance, the Continued Benefit Payment hereunder will not cover any such contributions. The cash payment provided for in this Section 3(b)(i)(2) or Section 3(b)(ii)(2), as applicable, is referred to herein as the “Continued Benefit Payment”. For the avoidance of doubt the Continued Benefit Payment is in lieu of any insurance cover and you will not continue to be covered by the Company's insurance after the Date of Termination;
(3)Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, each outstanding unvested Equity Award held by you immediately prior to the Date of Termination that is subject to vesting based solely upon your continuous service with the Company (collectively, “Time-Based Equity Awards”) that would have vested during the Severance Period had you remained employed shall remain outstanding and on the Severance Commencement Date, (I) to the extent you have timely executed the Release Agreement (as defined below), such Time-Based Equity Awards shall automatically vest and become exercisable (as applicable) or (II) to the extent you have not timely executed the Release Agreement, such Time-Based Equity Awards will be forfeited for no consideration; and
(4)Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, each outstanding unvested Equity Award held by you immediately prior to the Date of Termination that is subject to vesting in whole or in part based on achievement of performance objective(s) (collectively, “Performance-Based Equity Awards”) and is eligible to vest based on achievement of such performance objective(s) for performance periods ending prior to the Date of Termination or in which the Date of Termination occurs shall remain outstanding and on the Severance Commencement Date, (I) to the extent you have timely executed the Release Agreement, (x) the portion of such unvested Performance-Based Equity Award that is eligible to vest based on achievement of performance objective(s) for performance periods ending prior to the Date of Termination shall remain eligible to vest and be settled (as applicable) in accordance with its terms based on actual performance, without regard for any requirement of continued employment, and (y) a prorated amount of the portion of such unvested Performance-Based Equity Award that is eligible to vest based on achievement of performance objective(s) for the applicable performance periods in which the Date of Termination occurs shall remain eligible to vest through the end of the fiscal year in which the Date of Termination occurs and be settled (as applicable) in accordance with its terms as if the last day of such fiscal year was the last day of the applicable performance period(s), based on performance targets established by the Company and/or Ribbon and actual performance through the end of such fiscal year, without regard for any requirement of continued employment, or (II) to the extent you have not timely executed the Release Agreement, such Performance-Based Equity Awards will be forfeited for no consideration.  The portion of each unvested Performance-Based Equity Award described in subsection (y) above shall be prorated based on the number of days of your employment during the performance period as compared to the total number of days in such performance period, with such prorated portion of such Performance-Based Equity Awards eligible to vest and become exercisable at the end of the fiscal year in which the Date of Termination occurs, based on the actual level of achievement of such performance objective(s) as of end of the applicable fiscal year (with the applicable performance objective(s) prorated for any shortened performance period). Any such determination by the Company and/or Ribbon shall be final and binding on all persons (including, without limitation, you). Notwithstanding anything to the contrary herein, settlement upon vesting (if any) of such Performance-Based Equity Awards described in subsection (ii) shall occur no later than March 15 of the calendar year immediately following the calendar year of the Date of Termination. For the avoidance of doubt, any Performance-Based Equity Award with respect to which performance vesting conditions have been determined to be fully satisfied prior to or as of the Date of Termination (or, which, in connection with a Change in Control or otherwise, was converted into an Equity Award solely subject to time-based vesting) shall be deemed to be a Time-Based Equity Award for purposes of this Severance Agreement.
(5)Subject to the provisions of Sections 3(c), (I) the Non-CIC Severance Payment shall be paid in equal installments during the Severance Period in accordance with the Company’s normal payroll practices beginning on the first payroll date following the 60th day following the Date of Termination (such payroll date, the “Severance Commencement Date”) (II) the Pro Rata Bonus, shall be paid at the same time as annual bonus payments are made to similarly situated employees of the Company for the applicable year, but in no event shall be paid earlier than January 1 or later than December 31 of the calendar year following the year of termination, and (III) the Continued Benefit Payment shall be paid in lump sum on the Severance Commencement Date, in each case, less applicable withholdings.
(ii)If the Company terminates your employment without Cause (other than as a result of your death or Incapacity) or if you terminate your employment with Good Reason, in each case, during the Change in Control Protection Period, then, in addition to the Accrued Benefits, the Company or Ribbon (as appropriate) will provide you the following severance and related post-termination benefits:
(1)The Company shall pay to you a cash lump sum payment in an amount equal to (A) the sum of twelve (12) months of your Base Pay as in effect immediately prior to the Date of Termination  (such payment to be deemed to be inclusive of any applicable notice under your Employment Contract and/or any statutory redundancy payment which may be due) and your target Annual Bonus for the calendar year in which the Date of Termination occurs (or in the case of termination by you with Good Reason due to material reduction in Base Pay and/or target Annual Bonus in accordance with 1(j)(ii), your Base Pay and/or target Annual Bonus in effect immediately prior to such reduction, as applicable) (the “CIC Severance Payment”), and (B) the Pro Rata Bonus;
(2)The Company shall pay you the Continued Benefit Payment.  For the avoidance of doubt, if immediately prior to the termination of your employment you were required to contribute towards the cost of such premiums as a condition of receiving such insurance, the Continued Benefit Payment hereunder will not cover any such contributions. For the avoidance of doubt the Continued Benefit Payment is in lieu of any insurance cover and you will not continue to be covered by the Company's insurance after the Date of Termination; and

(3)Unless otherwise explicitly set forth in the award agreement for the applicable Equity Award, and to the extent you have timely executed the Release Agreement, any unvested Equity Awards outstanding immediately prior to the Date of Termination shall automatically become fully vested and exercisable (as applicable) as of the Date of Termination; provided that any Performance-Based Equity Award shall vest assuming a target level of achievement for each applicable performance objective(s). To the extent you have not timely executed the Release Agreement, such Equity Awards will be forfeited for no consideration.

(4)Subject to the provisions of Sections 3(c) (I) the CIC Severance Payment shall be made in a lump sum on the Severance Commencement Date, (II) the Pro Rata Bonus, shall be paid at the same time as annual bonus payments are made to similarly situated employees of the Company for the applicable year, but in no event shall be paid earlier than January 1 or later than December 31 of the calendar year following the year of termination, and (III) the Continued Benefit Payment shall be paid in lump sum on the Severance Commencement Date, in each case, less applicable withholdings.
(c)Release.  For the avoidance of doubt, any Non-CIC Severance Payment or CIC Severance Payment respectively, shall be inclusive of any applicable notice under your Employment Contract, any statutory redundancy payment which may be due, or any other termination or severance benefits to which you might otherwise be entitled from any Ribbon Entity. Notwithstanding anything to the contrary herein, the Company and Ribbon's provision of the Severance Benefits will be contingent upon your timely execution of a general  waiver and release of claims agreement in a form to be provided by the Company (a “Release Agreement”), subject to the terms set forth herein. You will have twenty-one (21) days following your receipt of the Release Agreement to execute it yourself and to ensure that your legal advisor also certifies the Release Agreement in accordance with English law. If you and your legal advisor do not execute the Release Agreement within twenty one (21) days of receipt, any amounts payable pursuant to Section 3(b)(i) or Section 3(b)(ii) shall not be paid and you shall be required to pay to Ribbon, immediately upon demand therefor, the amount of any payments or benefits you received in connection with any portion of Equity Awards that was eligible to vest pursuant to Section 3(b) (including, without limitation, proceeds received or realized by you from the sale or surrender of any shares underlying such Equity Awards in connection with applicable tax withholding).
(d)The provisions of this Section 3 shall supersede in their entirety any severance payment provisions in any severance plan, severance policy, severance program or other severance arrangement maintained by the Company or any of its affiliates (or any of their respective predecessors). The Company and Ribbon Entities shall have no further obligation to you in the event of termination of your employment for any reason at any time, other than those obligations specifically set forth in this Section 3.
4.Mitigation.  You shall not be required to mitigate the amount of any payment or benefit provided for in Section 3 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in Section 3 be reduced by any compensation earned by you as the result of employment by another employer or by retirement benefits after the Date of Termination or otherwise, subject to Section 5; provided, however, that any loans, advances or other amounts owed by you to the Company or any Ribbon Entities may be offset by the Company and its affiliates against amounts payable to you under Section 3 to the greatest extent permitted by applicable law.
5.Restrictive Covenants and Other Conditions.  You acknowledge and agree that Sections 17, 18 and 19 and Schedule 3 of the Employment Contract remain in full force and effect (the “Restrictive Covenants”).

In the event of (a) your material breach of the Restrictive Covenants, (b) your engagement in any act or omission after the Date of Termination that would have constituted “Cause” under subsections (ii) through (iv), (xii) or (xiii) of the definition thereof (without regard for any cure periods therein) for termination of your employment had you remained employed after the Date of Termination, or (c) the Company’s determination in good faith that facts or circumstances existed on the Date of Termination that, if known by the Company on the Date of Termination, would have constituted Cause, the Company or Ribbon as appropriate shall be entitled to cease all payments and benefits pursuant to Section 3(b), all Equity Awards that vested pursuant to Section 3(b) and any shares of Ribbon stock you received with respect thereto shall immediately be forfeited, without payment therefor, and you shall be required to pay to Ribbon, immediately upon demand therefor, the amount of any proceeds realized by you from the sale of any such shares.
6.Withholding.  The Company shall be entitled to withhold from any amounts payable under this Severance Agreement any applicable income tax, social security contributions or other taxes or charges.
7.	Miscellaneous.

(a)	This Severance Agreement, together with the Employment Contract, will constitute our entire agreement as to your employment by the Company and will supersede any prior agreements or understandings, whether in writing or oral, with respect to the subject matter hereof, other than with respect to any agreements between you and the Company with respect to confidential information, intellectual property, non-competition, non-solicitation, non-disparagement, nondisclosure of proprietary information, inventions and injunctive relief.

(b)	This Severance Agreement may be executed in more than one counterpart, each of which shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

(c)	The provisions of this Severance Agreement are severable and if any one or more provisions may be determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions of this Severance Agreement shall nevertheless be binding and enforceable and except to the extent necessary to reform or delete such illegal or unenforceable provision, this Severance Agreement shall remain unmodified and in full force and effect.

(d)	This Severance Agreement is personal in nature and neither of the parties hereto shall, without the written consent of the other, assign or otherwise transfer this Severance Agreement or its obligations, duties and rights under this Severance Agreement; provided, however, that in the event of the merger, consolidation, transfer or sale of all or substantially all of the assets of the Company, the Company may assign its rights and obligations hereunder and, in the event of such assignment, this Severance Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall be solely obligated to discharge and perform all of the promises, covenants, duties and obligations of the Company hereunder.

(e)	All notices shall be in writing and shall be delivered personally (including by courier), by overnight receipted courier service (such as UPS or Federal Express) or sent by certified, registered or express mail, postage prepaid, to the Company at 6500 Chase Oaks Blvd, Suite 100, Plano, Texas 75023 Attn: Head of Legal, and to you at the most current address we have in your employment file. Any such notice shall be deemed given when so delivered personally, or, if by certified, registered or express mail, postage prepaid mailed, forty-eight (48) hours after the date of deposit in the mail. Any party may, by notice given in accordance with this paragraph to the other party, designate another address or person for receipt of notices hereunder.

(f)	This Severance Agreement shall be governed by and interpreted in accordance with the laws of England and Wales. Each party irrevocably agrees to submit to the exclusive jurisdiction of the courts of England over any claim or matter (including any non-contractual claim) arising under or in connection with this Agreement.

8.Acceptance. You may accept the terms and conditions described herein by confirming your acceptance in writing.  Please send your countersignature to this Severance Agreement to the Company, or via e-mail to me, which execution will evidence your agreement with the terms and conditions set forth herein.

* * * * *

IN WITNESS WHEREOF, each of the parties has executed this Severance Agreement, in the case of the Company by its duly authorized officer, as of the day and year first above written.

EXECUTIVE:

/s/ Stephen McCaffery

COMPANY:

By: /s/ Patrick Macken

Signature Page to Severance Agreement